UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
APPLICATION FOR DEREGISTRATION
PURSUANT TO SECTION 8(f)
OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
AND RULE 8f-1 THEREUNDER

I. GENERAL IDENTIFYING INFORMATION

1. REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE INSTRUCTION 1 ABOVE):

[X] MERGER

Note: This trust (the "Applicant”) contained three series (each or together, ‘Original Series’): Wachovia Balanced Fund II, Wachovia Equity Fund II and Wachovia Special Values Fund II, each of which was reorganized as a corresponding series (the "Successor Fund") within an existing registrant, through an approval of an Agreement and Plan of Reorganization by shareholders of the Original Series, with all assets and liabilities of the Original Series having been transferred to the Successor Fund.

[ ] LIQUIDATION

[ ] ABANDONMENT OF REGISTRATION
(NOTE: ABANDONMENTS OF REGISTRATION ANSWER ONLY QUESTIONS 1 THROUGH 15, 24 AND 25 OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

[ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
(NOTE: BUSINESS DEVELOPMENT COMPANIES ANSWER ONLY QUESTIONS 1 THROUGH 10
OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

2. NAME OF FUND:

Wachovia Variable Insurance Funds

3. SECURITIES AND EXCHANGE COMMISSION FILE NO.:

811-09873

4. IS THIS AN INITIAL FORM N-8F OR AN AMENDMENT TO A PREVIOUSLY FILED FORM N-8F?

                [X] Initial Application             [ ] Amendment

5. ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (INCLUDE NO. & STREET, CITY, STATE, ZIP CODE):

200 Berkeley Street

Boston, MA 02116

6. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL THE COMMISSION STAFF SHOULD CONTACT WITH ANY QUESTIONS REGARDING THIS FORM:

Regina Brown

Evergreen Investments

200 Berkeley Street, 26th Floor

Boston, MA 02116

617-210-3687

7. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL OR ENTITY RESPONSIBLE FOR MAINTENANCE AND PRESERVATION OF FUND RECORDS IN ACCORDANCE WITH RULES 31A-1 AND 31A-2 UNDER THE ACT [17 CFR 270.31A-1, .31A-2]:

TRUST AGREEMENTS, BYLAWS AND MINUTE BOOKS:

Maureen E. Towle, Esq.

Evergreen Investments

200 Berkeley Street, 26th Floor

Boston, MA 02116

617-210-3682

OTHER FUND RECORDS:

Kasey Phillips/Jeremy DePalma

Evergreen Investments

200 Berkeley Street, 21stoor

Boston, MA 02116

617-210-3372/617-210-3588

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-2 FOR THE PERIODS SPECIFIED TO THOSE RULES.

 8. CLASSIFICATION OF FUND (CHECK ONLY ONE):

[X] MANAGEMENT COMPANY;
[ ] UNIT INVESTMENT TRUST; OR
[ ] FACE-AMOUNT CERTIFICATE COMPANY.

9. SUBCLASSIFICATION IF THE FUND IS A MANAGEMENT COMPANY (CHECK ONLY ONE):

[X] OPEN-END        [ ] CLOSED-END

10. STATE LAW UNDER WHICH THE FUND WAS ORGANIZED OR FORMED (E.G., DELAWARE, MASSACHUSETTS):

  Massachusetts

11. PROVIDE THE NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF THE FUND (INCLUDING SUB-ADVISERS) DURING THE LAST FIVE YEARS, EVEN IF THE FUND’S CONTRACTS WITH THOSE ADVISERS HAVE BEEN TERMINATED:

Investment Adviser:

Wachovia Fund Advisers

100 No. Main Street

Winston-Salem, NC 27101

12. PROVIDE THE NAME AND ADDRESS OF EACH PRINCIPAL UNDERWRITER OF THE FUND DURING THE LAST FIVE YEARS, EVEN IF THE FUND’S CONTRACTS WITH THOSE UNDERWRITERS HAVE BEEN TERMINATED:

Federated Securities Corporation
Federated Investors Tower

100 Liberty Ave.

Pittsburge, Pennsylvania 15220

13. IF THE FUND IS A UNIT INVESTMENT TRUST (“UIT”) PROVIDE:

(A) DEPOSITOR’S NAME(S) AND ADDRESS(ES): N/A

(B) TRUSTEE’S NAME(S) AND ADDRESS(ES): N/A

14. IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (E.G., AN INSURANCE COMPANY SEPARATE ACCOUNT)?

       [ ] Yes       [X] No

IF YES, FOR EACH UIT STATE:

NAME(S):

FILE NO.: 811-______

BUSINESS ADDRESS:

15. (A) DID THE FUND OBTAIN APPROVAL FROM THE BOARD OF DIRECTORS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

[X] YES       [ ] NO

IF YES, STATE THE DATE ON WHICH THE BOARD VOTE TOOK PLACE:

January 15, 2002

IF NO, EXPLAIN:

(B) DID THE FUND OBTAIN APPROVAL FROM THE SHAREHOLDERS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

       [X] YES       [ ] NO

IF YES, STATE THE DATE ON WHICH THE SHAREHOLDER VOTE TOOK PLACE:

May 13, 2002

IF NO, EXPLAIN:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. HAS THE FUND DISTRIBUTED ANY ASSETS TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER OR LIQUIDATION?

       [X] YES       [ ] NO

(A) IF YES, LIST THE DATE(S) ON WHICH THE FUND MADE THOSE DISTRIBUTIONS:

On or about June 7, 2002

(B) WERE THE DISTRIBUTIONS MADE ON THE BASIS OF NET ASSETS?

       [X] YES       [ ] NO

(C) WERE THE DISTRIBUTIONS MADE PRO RATA BASED ON SHARE OWNERSHIP?

       [X] YES       [ ] NO

(D) IF NO TO (B) OR (C) ABOVE, DESCRIBE THE METHOD OF DISTRIBUTIONS TO SHAREHOLDERS. FOR MERGERS, PROVIDE THE EXCHANGE RATIO(S) USED AND EXPLAIN HOW IT WAS CALCULATED:

(E) LIQUIDATIONS ONLY:

WERE ANY DISTRIBUTIONS TO SHAREHOLDERS MADE IN KIND?

       [ ] YES       [ ] NO

IF YES, INDICATE THE PERCENTAGE OF FUND SHARES OWNED BY AFFILIATES, OR ANY OTHER AFFILIATION OF SHAREHOLDERS:

17. CLOSED-END FUNDS ONLY:

HAS THE FUND ISSUED SENIOR SECURITIES?

       [ ] YES       [ ] NO        N/A

IF YES, DESCRIBE THE METHOD OF CALCULATING PAYMENTS TO SENIOR SECURITY HOLDERS AND DISTRIBUTIONS TO OTHER SHAREHOLDERS:

18. HAS THE FUND DISTRIBUTED ALL OF ITS ASSETS TO THE FUND’S SHAREHOLDERS?

       [X] YES       [ ] NO

As described above, all of the assets within the three Original Series of the Applicant were acquired by the Successor Funds in exchange for shares of each Successor Fund and the assumption by that Successor Fund of certain identified liabilities of the respective Original Series.

IF NO,

(A) HOW MANY SHAREHOLDERS DOES THE FUND HAVE AS OF THE DATE THIS FORM IS FILED?

(B) DESCRIBE THE RELATIONSHIP OF EACH REMAINING SHAREHOLDER TO THE FUND:

19. ARE THERE ANY SHAREHOLDERS WHO HAVE NOT YET RECEIVED DISTRIBUTIONS IN COMPLETE LIQUIDATION OF THEIR INTERESTS?

       [ ] YES       [X] NO

IF YES, DESCRIBE BRIEFLY THE PLANS (IF ANY) FOR DISTRIBUTING TO, OR PRESERVING THE INTERESTS OF, THOSE SHAREHOLDERS:

III. ASSETS AND LIABILITIES

20. DOES THE FUND HAVE ANY ASSETS AS OF THE DATE THIS FORM IS FILED?
(SEE QUESTION 18 ABOVE)

       [ ] Yes       [X] No

IF YES,

(A) DESCRIBE THE TYPE AND AMOUNT OF EACH ASSET RETAINED BY THE FUND AS OF THE DATE THIS FORM IS FILED:

(B) WHY HAS THE FUND RETAINED THE REMAINING ASSETS?

(C) WILL THE REMAINING ASSETS BE INVESTED IN SECURITIES?

       [ ] YES       [ ] NO

21. DOES THE FUND HAVE ANY OUTSTANDING DEBTS (OTHER THAN FACE-AMOUNT CERTIFICATES IF THE FUND IS A FACE-AMOUNT CERTIFICATE COMPANY) OR ANY OTHER LIABILITIES?

       [ ] YES       [X] NO

IF YES,

(A) DESCRIBE THE TYPE AND AMOUNT OF EACH DEBT OR OTHER LIABILITY:

(B) HOW DOES THE FUND INTEND TO PAY THESE OUTSTANDING DEBTS OR OTHER LIABILITIES?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (A) LIST THE EXPENSES INCURRED IN CONNECTION WITH THE MERGER OR LIQUIDATION:

                Expenses were not separately broken down.

                (I) LEGAL EXPENSES:

                (II) ACCOUNTING EXPENSES:

                (III) OTHER EXPENSES (LIST AND IDENTIFY SEPARATELY):

                (IV) TOTAL EXPENSES (SUM OF LINES (I)-(III) ABOVE):

(B) HOW WERE THOSE EXPENSES ALLOCATED?

(C) WHO PAID THOSE EXPENSES?

Expenses incurred in connection with the reorganization were paid by applicant.

(D) HOW DID THE FUND PAY FOR UNAMORTIZED EXPENSES (IF ANY)?

There were no unamortized expenses.

23. HAS THE FUND PREVIOUSLY FILED AN APPLICATION FOR AN ORDER OF THE COMMISSION REGARDING THE MERGER OR LIQUIDATION?

       [ ] YES       [X] NO

IF YES, CITE THE RELEASE NUMBERS OF THE COMMISSION’S NOTICE AND ORDER OR, IF NO NOTICE OR ORDER HAS BEEN ISSUED, THE FILE NUMBER AND DATE THE APPLICATION WAS FILED:

V. CONCLUSION OF FUND BUSINESS

24. IS THE FUND A PARTY TO ANY LITIGATION OR ADMINISTRATIVE PROCEEDING?

       [ ] YES       [X] NO

IF YES, DESCRIBE THE NATURE OF ANY LITIGATION OR PROCEEDING AND THE POSITION TAKEN BY THE FUND IN THAT LITIGATION:

25. IS THE FUND NOW ENGAGED, OR INTENDING TO ENGAGE, IN ANY BUSINESS ACTIVITIES OTHER THAN THOSE NECESSARY FOR WINDING UP ITS AFFAIRS?

       [ ] YES       [X] NO

IF YES, DESCRIBE THE NATURE AND EXTENT OF THOSE ACTIVITIES:

VI. MERGERS ONLY

26. (A) STATE THE NAME OF THE FUND SURVIVING THE MERGER:

Evergreen VA Foundation Fund (Successor Fund to Wachovia Balanced Fund II ), Evergreen VA Fund (Successor Fund to Wachovia Equity Fund II ) and Evergreen VA Small Cap Value Fund (Successor Fund to Wachovia Special Values Fund II ), each a series of Evergreen Variable Annuity Trust, a Delaware statutory trust and open-end management investment company.

(B) STATE THE INVESTMENT COMPANY ACT FILE NUMBER OF THE FUND SURVIVING THE MERGER:

811-08716

(C) IF THE MERGER OR REORGANIZATION AGREEMENT HAS BEEN FILED WITH THE COMMISSION, STATE THE FILE NUMBER(S), FORM TYPE USED AND DATE THE AGREEMENT WAS FILED:

File Numbers for Applicant: 811-09873 / 33-33306

File Numbers for Surviving Fund: 811-08716/ 33-83100

The N14AE was filed by the Surviving Fund’s trust, Evergreen Variable Annuity Trust, on February 22, 2002 (separate filings each, for the acquisition of the assets of Wachovia Balanced Fund II by Evergreen VA Foundation Fund and the assets of Wachovia Equity Fund II by Evergreen VA Fund) and on February 26, 2002 (for the acquisition of assets of Wachovia Special Values Fund II by Evergreen VA Small Cap Value Fund).

The 485BPOS (Post-Effective Amendment No. 1 to N14AE, for each Surviving Fund) was filed separately on March 28, 2002.

  (D) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED WITH THE COMMISSION, PROVIDE A COPY OF THE AGREEMENT AS AN EXHIBIT TO THIS FORM.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WACHOVIA VARIABLE INSURANCE FUNDS (ii) he is a duly authorized officer of such company, and (iii) all actions by shareholders, Trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Michael H. Koonce, Esq.

Signature

Michael H. Koonce, Esq.